SCHEDULE 14A

Consent Statement Pursuant to Section 14(a)

of the Securities Exchange Act of 1934

Filed by the Registrant [ ]

Filed by a Party other than the Registrant [x]

Check the appropriate box:

[X]	Preliminary Consent Statement
[ ]	Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
[ ]	Definitive Consent Statement
[ ]	Definitive Additional Materials
[ ]	Soliciting Material Under Rule 14a-12

Full House Resorts, Inc.

(Name of Registrant as Specified In Its Charter)

Daniel R. Lee

Ellis Landau
Ray Hemmig
W.H. Baird Garrett

Bradley M. Tirpak

Craig W. Thomas

(Name of Person(s) Filing Consent Statement, if other than the Registrant)

Payment of Filing Fee (check the appropriate box):

[X]	No fee required.

[ ]	Fee computed on table below per Exchange Act Rule 14a-6(i)(4) and 0-11.

1)     Title of each class of securities to which transaction applies:

______________________________

2)     Aggregate number of securities to which transaction applies:

______________________________

3)     Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

______________________________

4)     Proposed maximum aggregate value of transaction:

______________________________

5)     Total fee paid:

______________________________

[ ]	Fee paid previously with preliminary materials.

[ ]	Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2)
and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

1)     Amount Previously Paid:

______________________________

2)     Form, Schedule or Registration Statement No.:

______________________________

3)     Filing Party:

______________________________

4)     Date Filed: ______________________________

PRELIMINARY COPY SUBJECT TO COMPLETION

DATED OCTOBER 20, 2014

SOLICITATION STATEMENT TO REQUEST A SPECIAL MEETING OF STOCKHOLDERS

OF FULL HOUSE RESORTS, INC.

BY DANIEL R. LEE, ELLIS LANDAU, RAY HEMMIG, W.H. BAIRD GARRETT,

BRADLEY M. TIRPAK AND CRAIG W. THOMAS (THE "PARTICIPANTS")

To the Stockholders of Full House Resorts, Inc.:

This Solicitation Statement (this “Solicitation Statement”), is being furnished to you as a stockholder of Full House Resorts, Inc., a Delaware corporation (the “Company” and/or “Full House”), by and on behalf of Daniel R. Lee (“Mr. Lee”), Bradley M. Tirpak ("Mr. Tirpak") and Craig W. Thomas (“Mr. Thomas”) (collectively, the "Concerned Stockholders", “we,” “our” or “us”), Ellis Landau ("Mr. Landau"), Ray Hemmig  ("Mr. Hemmig") and W.H. Baird Garrett ("Mr. Garrett") for the purpose of soliciting your written request (the "Solicitation") to call a special meeting of stockholders (a "Special Meeting"). Together we own 6.2% of the Company's outstanding common stock, par value $.00001 per share (the "Common Stock"), making us one of the Company’s largest stockholders.

Pursuant to the Company’s Amended and Restated Certificate of Incorporation, effective May 4, 2011 (the “Charter”), and the Company’s Amended and Restated By-laws, effective June 4, 2008 (the “Bylaws”), Special Meetings of the stockholders may be called for any purpose at any time by the Board or at the request in writing of stockholders owning at least forty percent (40%) of the total number of outstanding shares of any class of capital stock of the Company (the "Requisite Owners").

PLEASE JOIN US IN REQUESTING THAT THE COMPANY CALL A SPECIAL MEETING OF STOCKHOLDERS.

We are seeking to request that the Company call a Special Meeting of the Company’s stockholders to consider and vote upon each of the proposals (the "Proposals") set forth in the section of this Solicitation Statement titled “PLANS FOR THE SPECIAL MEETING.”

This solicitation is being made by the Participants, and not on behalf of the Company or the Board of Directors of the Company (the "Board"). At this time, we are soliciting your written request to call a Special Meeting of stockholders, and are not currently seeking your proxy, consent, authorization or agent designation for approval of the Proposals or any other actions. Once the Special Meeting has been called, we will send you separate proxy materials urging you to vote in favor of the Proposals, as described herein (the "Proxy Contest").

Therefore, we are asking the Company’s stockholders to complete, sign, date and return the enclosed WHITE Request Card to call a Special Meeting as promptly as possible by mail in the enclosed postage-paid envelope to Morrow & Co., LLC ("Morrow & Co.") at the address below.

YOUR WRITTEN REQUEST IS IMPORTANT, NO MATTER HOW MANY OR HOW FEW SHARES YOU OWN. WE URGE YOU TO SIGN, DATE AND RETURN THE WHITE REQUEST CARD TO CALL A SPECIAL MEETING AS PROMPTLY AS POSSIBLE. THE FAILURE TO SIGN AND RETURN THE WHITE REQUEST CARD WILL HAVE THE SAME EFFECT AS OPPOSING THE CALL OF A SPECIAL MEETING.

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WE URGE YOU NOT TO SIGN ANY REVOCATION CARD THAT MAY BE SENT TO YOU BY THE COMPANY. IF YOU HAVE DONE SO, YOU MAY REVOKE THAT REVOCATION CARD BY DELIVERING A LATER DATED WHITE REQUEST CARD TO THE CONCERNED STOCKHOLDERS, CARE OF MORROW & CO., WHICH IS ASSISTING US IN THIS SOLICITATION, AT THEIR ADDRESS LISTED ON THE FOLLOWING PAGE OR TO THE PRINCIPAL EXECUTIVE OFFICES OF THE COMPANY.

PLEASE JOIN US IN REQUESTING THAT THE COMPANY CALL A SPECIAL MEETING OF STOCKHOLDERS.

IMPORTANT

If your shares of Common Stock, are registered in your own name, please sign, date and mail the enclosed WHITE Request Card to Morrow & Co., which is assisting us with this Solicitation, in the postage-paid envelope provided.

If your shares of Common Stock are held in the name of a brokerage firm, bank nominee or other institution, only it can sign a WHITE Request Card with respect to your shares and only upon receipt of specific instructions from you. Please mail the enclosed WHITE voting instruction card in the enclosed pre-paid envelope.

As a stockholder of the Company, you may have received the Company’s revocation solicitation statement (the “Revocation Statement”) and the accompanying revocation card. Since only your latest dated request or revocation card will count, we urge you not to return any proxy/revocation card you receive from the Company. Remember, you can support the call of the Special Meeting only by submitting our WHITE Request Card. Please make certain that the latest dated Request Card you return is the WHITE Request Card.

Pursuant to Section 213 of the Delaware General Corporation Law (the “DGCL”), the Company may set a record date for participation in the execution of written consents. However, if the Company fails or refuses to set a record date, the record date for determining stockholders entitled to consent to participate in the execution of written consents will be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the Company.  If the Company fails to set a record date, the record date for participation in the execution of written consents to call the Special Meeting will be October [ ], 2014, the date on which we will deliver the first signed written consent to the Company.

Although we have 60 days from the date on which the earliest dated consent is delivered to the Company to deliver written requests to call the Special Meeting from the Requisite Owners, we intend to deliver such written requests from the Requisite Owners to the Company on [ ], 2014.

Only record holders of shares of Common Stock as of the close of business on the record date will be entitled to request that the Company call a Special Meeting. If you are a stockholder of record as of the close of business on the record date, you will retain your right to request that the Company call the Special Meeting even if you sell your shares of Common Stock after the record date.

If you have any questions about completing, executing and dating the WHITE Request Card, please contact Morrow & Co. at the address and telephone number below.

PLEASE COMPLETE, SIGN AND DATE THE ENCLOSED WHITE REQUEST CARD AS SOON AS POSSIBLE.

PLEASE JOIN US IN REQUESTING THAT THE COMPANY CALL A SPECIAL MEETING OF STOCKHOLDERS.

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The date of this Solicitation Statement is October [        ], 2014. This Solicitation Statement and the accompanying WHITE Request Card are first being sent or given to stockholders on or about October [        ], 2014.

A copy of the Amended and Restated Certificate of Incorporation of Full House Resorts Inc., as amended to date, can be found as Exhibit 3.1 to the Registrant’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on May 9, 2011. A copy of the Restated Certificate of Incorporation can be found at:

http://www.sec.gov/Archives/edgar/data/891482/000095012311046849/c16720exv3w1.htm

A copy of the Amended and Restated Bylaws of Full House Resorts Inc., as amended to date, can be found as Exhibit 3.1 to the Registrant’s Current Report on Form 8-K as filed with the SEC on June 4, 2008. A copy of the Bylaws can be found at:

http://www.sec.gov/Archives/edgar/data/891482/000136231008003126/c73564exv3w1.htm

If you have any questions about completing, executing and dating the WHITE Request Card or otherwise require assistance, please contact:

MORROW & CO., LLC

470 West Avenue

Stamford, CT 06902

(203)-658-9400

or

Call toll free at 1-(800)-662-5200

savefullhouse@morrowco.com

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF MATERIALS FOR THE

SOLICITATION OF WRITTEN REQUESTS FOR SPECIAL MEETING.

In addition to delivering printed versions of this Solicitation Statement and the WHITE Request Card to all stockholders by mail, this Solicitation Statement and the WHITE Request Card are also available on the Internet. You have the ability to access and print this Solicitation Statement and the WHITE Request Card by sending an e-mail to savefullhouse@morrow.com.

PLEASE COMPLETE, SIGN AND DATE THE ENCLOSED WHITE REQUEST CARD AS SOON AS POSSIBLE.

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WE ARE INITIATING THIS SOLICITATION BECAUSE

WE ARE DISSATISFIED WITH THE CURRENT BOARD OF DIRECTORS

The Concerned Stockholders are dissatisfied with the performance of the current Board. We are significant stockholders of Full House and we have a vested financial interest in the maximization of the value of the Company’s Common Stock. We believe our interests are aligned with the interests of all stockholders of the Company.

The Concerned Stockholders believe that a Special Meeting of stockholders is necessary to provide stockholders an opportunity to express dissatisfaction that they have with the performance of the current Board and the current affairs of the Company. At the Special Meeting, stockholders will have the ability to designate new independent directors who are committed to acting in the best interests of all stockholders.

We believe the Company’s shares are currently trading at a significant discount to intrinsic value. In our opinion, there is a tremendous opportunity at Full House, but the existing Board, through what we view as careless acquisitions and negligent financial management, has destroyed significant stockholder value. We further believe, given the Company’s high degree of financial leverage and recent covenant defaults, that stockholders should act promptly to improve management oversight and corporate governance. We are confident that stockholder value can be safeguarded and potentially increased substantially if an independent and qualified Board acts quickly to protect the long-term interests of stockholders.

We are troubled by the Company’s stock market performance, executive compensation, operational performance, capital allocation decisions, and corporate governance. The following items highlight some of the most significant issues with respect to the current state of affairs at the Company:

Stockholders have lost 58.6% of their investment in the past year.1

The Company’s operations have performed poorly and it has lost valuable business, including significant revenue and income declines at all of the Company's more significant properties over the past two years, as well as the loss of the management contract at the Buffalo Thunder Resort & Casino in September 2014.

Over the past five fiscal years between 2009 and 2013, Andre Hilliou, the CEO of the Company ("Mr. Hilliou"), has been paid total compensation of $4,446,279 and Mark Miller, COO of the Company ("Mr. Miller"), has been paid total compensation of $4,430,372. Between 2009 and 2013, the total compensation for the CEO increased 59% and the total compensation of the COO increased 78%.

We believe that the Company has a poor history of capital allocation and has now made three acquisitions that destroyed value for stockholders. The Company has taken two impairment charges against Stockman’s Casino and a third impairment charge against the Rising Star Casino, acquired in 2007 and 2011, respectively. Furthermore, the third and most recent acquisition, the Silver Slipper, has shown declines in revenues and income during 2014, and

1 On September 30, 2013, the Company’s shares closed at $2.78. On September 30, 2014, the Company’s shares closed at $1.15, a decline of 58.6% in the past year.

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is currently underperforming other casinos located in the Mississippi Gulf Coast Counties market.2

The Company added a hotel tower to the Rising Star that opened in November 2013 using off-balance sheet financing pursuant to which the Company absorbs all of the risk. This hotel has resulted in no apparent benefit and revenues have continued to fall since that hotel addition was completed.

The Company has a second hotel project now underway at the Silver Slipper. While we question the economics of constructing this hotel, we are especially concerned about the decision to push forward with the construction of the hotel after the Company violated financial covenants in the First Lien Credit Agreement (the "First Lien Credit Agreement") and Second Lien Credit Agreement (the "Second Lien Credit Agreement", and together with the First Lien Credit Agreement, the "Credit Agreements") during Q1 2014. The Company required loan modifications after apparently violating the financial covenants again in Q2 2014. We are concerned that the Company may not have adequate financing in place to complete the hotel.

Despite an imminent default on its bank covenants in March 2014, the Company entered into a purchase agreement to acquire Majestic Star Casino, LLC, and Majestic Mississippi (the “Fitz Tunica”), which is located in another declining gaming market. The Company placed a large deposit and expended significant legal and other fees, despite the acquisition requiring a significant amount of outside financing -- financing that then proved unattainable. The fees and deposits lost by the Company equated to approximately 10% of the current market capitalization of the Company, as of September 30, 2014.

We believe immediate action is needed to prevent further erosion of stockholder value. If the existing Board is allowed to continue to make decisions similar to those that it has made in the recent past, we believe stockholders may lose more or all of the money they invested in the Company.

We are requesting a Special Meeting due to the urgency of the situation and because we fear that additional decisions could be made prior to the next regularly scheduled annual meeting that could further endanger stockholder value.

PLEASE JOIN US IN REQUESTING THAT THE COMPANY CALL A SPECIAL MEETING OF STOCKHOLDERS.

PLEASE COMPLETE, SIGN AND DATE THE ENCLOSED WHITE REQUEST CARD AS SOON AS POSSIBLE.

2 The Mississippi Gulf Coast Counties market is tabulated in the monthly Casino Gross Gaming Revenues report released by the Mississippi Gaming Commission and includes casinos in Biloxi and Bay St Louis.

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BACKGROUND OF THE SOLICITATION

On July 7, 2011, Mr. Tirpak initially purchased shares of Common Stock.

On January 8, 2014, Full House filed a Form S-1 proposing to issue up to $46,000,000 worth of Common Stock (the "Form S-1"). A copy of the filing can be found at the following address:

http://www.sec.gov/Archives/edgar/data/891482/000157104914000073/t1400002-s1.htm

On February 6, 2014, Mr. Tirpak wrote a private letter to the Board of Directors of Full House (the "February 6 Letter"). In the letter, Mr. Tirpak expressed his dissatisfaction with the Board's proposal to dilute stockholders below book value, below the purchase price of the assets, at a significant discount to the value of its peers, and below the last public offering of Common Stock, which took place in December 2006 at $3.25 per share. He requested that the Board (i) allow stockholders to nominate directors at the annual meeting scheduled for May 2014, (ii) seek stockholder approval for the planned equity issuance, and (iii) evaluate other strategic alternatives, including a potential sale of the Company.

On March 24, 2014, the Company announced the $62mm acquisition of the Fitz Tunica. The $62mm purchase price was exclusive of working capital and other adjustments and the Company also announced plans to spend an additional $7mm on “required renovations” on the property following the acquisition.

On March 28, 2014, the Company's outside counsel sent a letter to Mr. Tirpak indicating that the Company would not reopen the deadline for nominations to the Board for the Company's 2014 annual meeting nor seek stockholder approval of the Company's proposed sale of Common Stock, as requested by Mr. Tirpak in the February 6, 2014 Letter.

On March 31, 2014, Mr. Tirpak called Dr. Carl Braunlich and Kathleen Marshall, each a director of the Company. He left a message for Dr. Braunlich and spoke with Ms. Marshall. During such conversation with Ms. Marshall, she stated that she had never received a copy of Mr. Tirpak’s February 6 Letter to the Board. Mr. Tirpak subsequently sent her a copy of this letter.

On May 14, 2014 the Company announced first quarter results for the quarter ending March 31, 2014. The Company also announced that as of March 31, 2014, the Company had defaulted on its debt by exceeding the allowable total leverage and first lien leverage ratios for both of its Credit Agreements. In essence, the Company defaulted on its Credit Agreements at virtually the same time as it announced a major acquisition necessitating additional financing.

On May 14, 2014, Mr. Thomas initially purchased shares of Common Stock.

On May 27, 2014, Mr. Tirpak requested calls with management of the Company. Management directed him to speak with the Company’s investor relations firm, ICR, Inc. In a subsequent call, the representative from ICR, Inc. indicated that he was unaware of the Company’s violation of its debt covenants.

On May 29, 2014, the Company withdrew the Form S-1 and on June 23, 2014 the Company terminated the acquisition of the Fitz Tunica.

On May 29, 2014, Mr. Thomas had a telephone call with Mr. Hilliou, during which Mr. Hilliou indicated that the Company would receive most of the Fitz Tunica acquisition deposit back from escrow. Later, the Company gave up $1.7mm of the $1.75mm deposit.

On June 18, 2014, Mr. Thomas requested, via e-mail, a call with Mr. Hilliou. Mr. Hilliou did not respond.

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On June 23, 2014, Mr. Thomas left a voice message in which he requested a call with Mr. Hilliou. Mr. Hilliou did not respond.

On June 26, 2014, Mr. Tirpak sent an e-mail to Mr. Miller asking about the status of the Credit Agreements and asked to discuss other financing options.

On July 2, 2014, Mr. Thomas requested, via e-mail, a call with Mr. Hilliou. Mr. Hilliou did not respond.

On July 18, 2014, the Company announced in its current report on Form 8-K that it had amended its Second Lien Credit Agreement to increase the interest rate from 13.25% to 14.25% and paid a modification fee.

On July 29, 2014, Mr. Tirpak sent a letter (the "July 29 Letter") to the Board voicing his disappointment at the proposed acquisition of the Fitz Tunica. He requested that the Audit Committee of the Board conduct an investigation into why the February 6 Letter was not sent to the entire Board and asked the Board to instruct management to take cost cutting measures including a reduction in compensation for the CEO and COO. He also requested the Board explore strategic alternatives, including a potential sale of the Company.

On July 31, 2014, the Company's outside counsel sent a letter to Mr. Tirpak stating that the July 29 Letter “raises a number of points relating to the business affairs of the Company and cannot be addressed in public forum.”

On August 7, 2014, the Company announced results for the quarter ending June 30, 2014. The Company hosted a conference call in which certain stockholders were allowed to ask management questions. Mr. Tirpak attempted to ask questions on this conference call and but was not permitted to do so.

On August 7, 2014, Mr. Thomas requested, via e-mail, a call with Mr. Hilliou following the Company’s announced results for the quarter ending June 30, 2014. Mr. Hilliou did not respond.

On August 11, 2014, Mr. Tirpak requested, via e-mail, a call and a meeting with Mr. Miller. Mr. Miller did not respond.

Beginning the week of September 1, 2014, Mr. Tirpak and Mr. Thomas notified the state gaming regulators in Indiana, Mississippi, and Nevada that they were looking into taking the actions described in this Solicitation Statement on behalf of stockholders.

On September 29, 2014, Mr. Tirpak and Mr. Thomas met with Mr. Lee, a well-known gaming executive with extensive experience in the Company’s key markets. Mr. Lee recently had his gaming license renewed by the Nevada Gaming Commission and has previously been licensed by gaming authorities in many states, including Indiana and Mississippi. Before becoming a gaming executive, Mr. Lee had been a securities analyst and Managing Director at both Drexel Burnham Lambert and CS First Boston where he had been recognized as an Institutional Investor All-American. Subsequently, Messrs. Lee, Tirpak, and Thomas decided to form an investment group of Concerned Stockholders to solicit votes to call the Special Meeting of stockholders in order to protect and enhance the value of their investments.

On October 9, 2014, the Concerned Shareholders issued an open letter to the shareholders of the Company announcing their intention to seek to call a Special Meeting.

On October 15, 2014, the Concerned Stockholders sent an e-mail to Mr. Hilliou offering to schedule a meeting with the Board.

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PLANS FOR THE SPECIAL MEETING

If the Participants, with the support of other stockholders, are successful in obtaining sufficient stockholder support to require that a Special Meeting be called pursuant to the Bylaws, we expect to present the following matters for a stockholder vote at the Special Meeting:

Amendment to the Bylaws regarding Vacancies. The Concerned Stockholders expect to propose an amendment to Section 12 of Article II of the Bylaws to allow vacancies and newly created directorships resulting from any increase in the authorized number of directors to be filled by the stockholders as well as by the Board ("Proposal 1").

A majority of the total votes of the stockholders present in person or represented by proxy and entitled to vote on such action is required for the approval of Proposal 1.

Amendment to the Bylaws regarding the Size of the Board. The Concerned Stockholders expect to propose an amendment to Section 2 of Article II of the Bylaws to allow the size of the Board to be fixed by stockholders as well as by resolution of the Board ("Proposal 2").

A majority of the total votes of the stockholders present in person or represented by proxy and entitled to vote on such action is required for the approval of Proposal 2.

Expansion of the Board. The Concerned Stockholders expect to propose that the size of the Board be fixed at 10 members ("Proposal 3").

A majority of the total votes cast by the holders of shares present in person or represented by proxy and entitled to vote on such action is required for the approval of Proposal 3. Proposal 3 is subject to, and conditioned upon, the approval of Proposal 2.

Election of Directors. The Concerned Stockholders expect to propose the election of five individuals as directors of the Board to serve until the 2015 Annual Meeting and until their successors shall have been duly elected and qualified ("Proposal 4"). It is our current intention to nominate Daniel R. Lee, Ellis Landau, Ray Hemmig, W.H. Baird Garrett and Bradley M. Tirpak (each a "Group Nominee" and collectively, the "Group Nominees"). If at any time prior to the date of the Special Meeting one or more Group Nominees is no longer willing, or is unable, to serve as a director of the Company, we intend to nominate alternate independent and well-qualified directors. If more than five directors are to be elected at the Special Meeting, or if the current vacancy on the Board is filled prior to the Special Meeting, the Concerned Stockholders reserve the right to call for an additional expansion of the Board and to nominate additional persons to be elected at the Special Meeting.   In addition, the Concerned Stockholders reserve the right to reduce the number of candidates to be nominated for election to the Board in the event they determine it is advisable to do so.

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Proposal 4 is subject to, and conditioned upon, the approval of Proposal 1, Proposal 2 and Proposal 3.

Amendments to Bylaw regarding Bylaw Repeal: The Concerned Stockholders expect to propose that the Board adopt a resolution that would repeal any provision or amendment of the Bylaws in effect at the time of the Special Meeting that was not included in the Bylaws publicly filed with the SEC on June 4, 2008 and is inconsistent with or disadvantageous to the expansion of the Board, election of the Group Nominees or the presentation of the Proposals at the Special Meeting.

This Proposal is designed to prevent the Board from taking actions to amend the Bylaws to attempt to nullify, delay or frustrate the actions taken by, or proposed to be taken by, the stockholders at the Special Meeting.

A majority of the total votes of the stockholders present in person or represented by proxy and entitled to vote on such action is required for the approval of Proposal 5.

The Concerned Stockholders initially considered proposing an amendment to Section 2 of Article II of the Bylaws to clarify that directors of the Board are elected by a plurality of the votes cast by the holders of shares present in person or represented by proxy and entitled to vote on such election in a contested election. However, pursuant to Section 216 of the DGCL and based on the Company's practice of requiring a plurality vote for the election of directors since at least 1997, it is clear that a plurality vote will be required for the election of directors at the Special Meeting and that no such amendment to the Bylaws is necessary.

 We will solicit votes for the election of our candidates only by means of a definitive proxy statement and proxy card once the record and meeting dates for the Special Meeting have been established. If the Concerned Stockholders are successful in calling the Special Meeting as a result of the solicitation of Request Cards, then we will include in our definitive proxy statement for such Special Meeting additional information regarding voting at that Special Meeting. The sole purpose of this solicitation is to demand the calling of the Special Meeting.

Accordingly, we urge you to join with us in demanding the calling of the Special Meeting for the purpose of submitting the Proposals to stockholders for a vote thereon. To help us call the Special Meeting, please sign, date and return the WHITE Request Card to call a Special Meeting as soon as possible.

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THE SPECIAL MEETING

The Participants are soliciting written Request Cards to appoint agents to act on behalf of the Company’s stockholders to have the Company call the Special Meeting of stockholders pursuant to the Company’s Bylaws. The Concerned Stockholders, together with W.H. Baird Garrett, Ray Hemmig and Ellis Landau, are furnishing this Solicitation Statement and the WHITE Request Card to enable you and the Company’s other stockholders to support us in requesting the Special Meeting be called and held.

For the Special Meeting to be properly requested in accordance with the Company’s Bylaws, written requests in favor of calling the Special Meeting must be executed by at least 40% of the total number of outstanding shares of Common Stock and be delivered to the Company.

On the date of filing of this Solicitation Statement, the Concerned Stockholders were the record and beneficial owners of 1,161,432 shares of the Company’s Common Stock.

According to the Company's quarterly report on Form 10-Q for the quarterly period ended June 30, 2014, filed with the SEC on August 7, 2014, as of August 6, 2014, there were 18,876,681 shares of the Common Stock outstanding. Based on the number of shares outstanding, Request Cards representing an aggregate of at least 7,550,673 shares of Common Stock will be required to demand the call of the Special Meeting, or at least 6,389,241 shares of Common Stock in addition to the 1,161,432 shares held by the Concerned Stockholders.

If we obtain sufficient Request Cards to demand the Special Meeting, we expect to cause the designated agents to demand the calling of the Special Meeting promptly. After the Special Meeting is called, we intend to solicit proxies in support of the Proposals by sending you a proxy statement and a proxy card for use therewith. At the Special Meeting, the stockholders will be asked to vote “For” the Proposals.

The Concerned Stockholders are requesting that the Board act expeditiously to set a record date and meeting date for the Special Meeting. The Concerned Stockholders are requesting that the Board call the Special Meeting within ten (10) days after receipt of written requests from the Requisite Owners. The Concerned Stockholders also request that the Board set a record date for the Special Meeting that is no later than thirty (30) days from the receipt of written requests from the Requisite Owners and to establish a meeting date for the Special Meeting that is not earlier than thirty (30) days after the record date for the Special Meeting nor later than sixty (60) days after the record date for the Special Meeting.

The Bylaws require the Company, in complying with the request to convene a Special Meeting, to provide stockholders written notice of the venue and agenda items at least ten (10) and no more than fifty (50) days before the date of the Special Meeting.

According to the Bylaws, the record date for determining stockholders entitled to notice of or to vote at any meeting of stockholders may be fixed by the Board and shall not be more than sixty (60) nor less than ten (10) days prior to such meeting. If no record date is so fixed, the record date shall be the close of business on the date next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held.

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 While we are currently only soliciting Request Cards in support of the calling of the Special Meeting, if the Special Meeting is called, our current intention is to put forth the Proposals described above under “Plans for the Special Meeting.” We expect to request, in any future proxy solicitation relating to the Special Meeting, authority (i) to initiate and vote for proposals to recess or adjourn the Special Meeting for any reason and (ii) to oppose and vote against any proposal to recess or adjourn the Special Meeting.

We do not currently anticipate additional proposals on any substantive matters. Nevertheless, we reserve the right to either modify the Proposals or cause additional proposals to be identified in the notice of, and in, the proxy materials for the Special Meeting. We are not aware of any other proposals to be brought before the Special Meeting.

However, should other proposals be brought before the Special Meeting, we will seek permission to vote our proxies on such matters in our discretion.

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INFORMATION ON THE PARTICIPANTS

This solicitation is being made by Daniel R. Lee, Ellis Landau, Ray Hemmig, W.H. Baird Garrett, Bradley M. Tirpak and Craig W. Thomas.

The principal occupation of Mr. Tirpak is to serve as a co-managing member of Locke Partners Investment Management, LLC., SAVE Partners III, LLC and SAVE Partners IV, LLC. The principal occupation of Mr. Thomas is to serve as a co-managing member of Locke Partners Investment Management, LLC, SAVE Partners III, LLC and SAVE Partners IV, LLC. The principal occupation of Mr. Lee is to develop and operate, as well as invest in, casino hotels and to serve as the managing partner of Creative II, LLC, a developer of casino hotels.  The principal occupation of Mr. Hemmig is to serve as a private investor. The principal occupation of Mr. Landau is to serve as a private investor. The principal occupation of Mr. Garrett is to serve as an attorney at VLP Law Group LLP.

The principal business address of Mr. Tirpak is 27a Pembridge Villas, Studio 6, London, W11 3EP United Kingdom. The principal business address of Mr. Thomas is 2100 Crescent Avenue, Suite 100, Charlotte, NC 28207. The principal business address of Mr. Lee is 9811 West Charleston Blvd., Suite 2-531, Las Vegas, NV 89117. The principal business address of Mr. Hemmig is 11700 Preston Road, Suite 660, PMB 411. The principal business address of Mr. Landau is 395 E. Sunset Road, Las Vegas, NV 89117. The principal business address of Mr. Garrett is 4655 W. Stilson Ranch Rd., Wilson, WY 83014.

As of the date of this filing, the Participants may be deemed to beneficially own, in the aggregate, 1,161,432 shares of Common Stock, constituting approximately 6.2% of the Company's outstanding Common Stock. Of the 1,161,432 shares of Common Stock owned in the aggregate by the Participants, such shares of Common Stock may be deemed to be beneficially owned (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934 (the "Exchange Act")) as follows: (a) 463,982 shares of Common Stock may be deemed to be beneficially owned by Mr. Tirpak, 100 of which are owned by Mr. Tirpak in record name; (b) 464,081 shares of Common Stock may be deemed to be beneficially owned by Mr. Thomas, 100 of which are owned by Mr. Thomas in record name; and (c) 233,369 shares of Common Stock may be deemed to be beneficially owned by Mr. Lee. Please see Annex I for all transactions in Common Stock effected by the Participants during the past two years.

The Concerned Stockholders may be deemed to have formed a "group," within the meaning of Section 13(d)(3) of the Exchange Act. Collectively, the group (and each member thereof) may be deemed to have beneficial ownership of a combined 1,161,432 shares of Common Stock, constituting approximately 6.2% of the Company's outstanding shares of Common Stock. Mr. Tirpak disclaims beneficial ownership of any shares of Common Stock beneficially owned by Mr. Thomas or Mr. Lee.  Mr. Thomas disclaims beneficial ownership of any shares of Common Stock beneficially owned by Mr. Tirpak or Mr. Lee. Mr. Lee disclaims any beneficial ownership of any shares of Common Stock beneficially owned by Mr. Tirpak or Mr. Thomas.

The Concerned Stockholders entered into a group agreement on September 29, 2014, which was confirmed in a written agreement dated October 7, 2014 (the "Group Agreement"). Pursuant to the Group Agreement, each of the Concerned Stockholders agreed to (i) solicit written requests from the stockholders of the Company to take certain actions or to call the Special Meeting and to file a consent statement in connection therewith, and (ii) obtain approval by each of Messrs. Lee, Tirpak and Thomas of any filing required by Section 13(d), Section 14 or Section 16 of the Exchange Act, press release, white paper, stockholder communication or other public communication. In addition, pursuant to the Group Agreement, Mr. Tirpak and Mr. Thomas agreed to defend and indemnify Mr. Lee against, and with respect to, any losses that may be incurred by him in connection with his role as a member of the group created pursuant to the Group Agreement and otherwise arising from or relating to the Solicitation or the Proxy Contest, but not including losses that he may incur on shares he has purchased in the Company. Any party to the Group Agreement has a right to terminate its obligations thereunder immediately upon written notice to all other parties.

12

Mr. Landau, Mr. Hemmig and Mr. Garrett have each entered into a nominee agreement with Mr. Tirpak and Mr. Thomas, pursuant to which each has agreed to stand for election to the Board and to serve as a director if elected. Pursuant to the Nominee Agreements, Mr. Tirpak and Mr. Thomas have agreed to pay the costs of soliciting proxies in connection with the Special Meeting and indemnify such Group Nominees for claims arising from their role as a nominee for director.

Except as set forth in this Solicitation Statement (including the Annexes hereto), (i) during the past ten years, no Participant has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) no Participant in this Solicitation directly or indirectly beneficially owns any securities of the Company; (iii) no Participant owns any securities of the Company which are owned of record but not beneficially; (iv) no Participant has purchased or sold any securities of the Company during the past two years; (v) no part of the purchase price or market value of the securities of the Company owned by any Participant is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vi) no Participant is, or within the past year was, a party to any contract, arrangements or understandings with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (vii) no associate of any Participant owns beneficially, directly or indirectly, any securities of the Company; (viii) no Participant owns beneficially, directly or indirectly, any securities of any parent or subsidiary of the Company; (ix) no Participant or any of his, her or its associates was a party to any transaction, or series of similar transactions, since the beginning of the Company's last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000; (x) no Participant or any of his associates has any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates, or with respect to any future transactions to which the Company or any of its affiliates will or may be a party; and (xi) no person, including any of the Participants, who is a party to an arrangement or understanding pursuant to which the Group Nominees are proposed to be elected has a substantial interest, direct or indirect, by security holdings or otherwise in any matter to be acted on as set forth in this Solicitation Statement. There are no material proceedings to which any Participant or any of his associates is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

13

WRITTEN REQUEST PROCEDURES

Pursuant to this Solicitation Statement, the Participants are soliciting from the holders of the Company’s outstanding shares of Common Stock as of the record date the designation of specified persons to serve as the stockholder’s agents and the authorization of these designated agents (i) to request that the Company call the Special Meeting and hold such Special Meeting as soon as possible and (ii) to exercise all other rights of the holders of shares of Common Stock incidental to calling the Special Meeting and causing the purposes of the authority expressly granted pursuant to the written requests to the designated agents to be carried into effect, including to apply, if need be, to an appropriate court to order that the Special Meeting be held.

Executed Request Cards should be delivered by mail using the enclosed postage-paid envelope. If we receive executed Request Cards from the Requisite Owners, we may cause the designated agents to demand the call of the Special Meeting at such time.

Abstentions will have the same effect as opposing the call of a Special Meeting.

Please note that written Request Cards to call the Special Meeting will not grant the designated agent(s) the power to vote your shares of Company Common Stock at the Special Meeting and will not commit you to cast any vote in favor or against any Proposal to be brought before the Special Meeting.

To vote on the matters to be brought before the Special Meeting, you must vote by proxy or in person at the Special Meeting. You may revoke your Request Card at any time prior to the date on which the designated agents deliver the demand of the Requisite Owners for the Special Meeting to the Company by delivering a written revocation to us, care of Morrow & Co. at the address set forth on the back cover of this Solicitation Statement. Such a revocation must clearly state that your Request Card is no longer effective. Any revocation of a Request Card will not affect any action taken by the designated agents pursuant to the Request Card prior to such revocation. Although such revocation is also effective if delivered to the Secretary of the Company or to such other recipient as the Company may designate as its agent, we request that either the original or a copy of all revocations be mailed, faxed or e-mailed to the Concerned Stockholders, care of Morrow & Co. so that we will be aware of all revocations and can more accurately determine if and when enough Request Cards have been received from stockholders.

If your shares of Company Common Stock are registered in your own name, please sign, date and mail the enclosed WHITE Request Card to Morrow & Co. in the postage-paid envelope provided.

If any of your shares of Common Stock are held in the name of a brokerage firm, bank, bank nominee or other institution, only the brokerage firm, bank, bank nominee or other institution can execute a Request Card for such shares of Common Stock and will do so only upon receipt of specific instructions from you. Please mail the enclosed WHITE voting instruction card in the enclosed pre-paid envelope. Please refer to the enclosed materials for details.

Your Request Card is very important, no matter how many or how few shares you own. Please complete, sign and return the enclosed WHITE Request Card as promptly as possible. The failure to sign and return the WHITE Request Card will have the same effect as opposing the call of a Special Meeting.

14

SOLICITATION OF REQUESTS; EXPENSES

The entire expense of preparing and mailing this Solicitation Statement, WHITE Request Cards, and any other soliciting material will be borne by the Concerned Stockholders.

In addition to the use of the mail, WHITE Request Cards may be solicited by the Concerned Stockholders by telephone, e-mail, Internet, advertisements, and personal solicitation.

The Concerned Stockholders will solicit written requests in the form of WHITE Request Cards from individuals, brokers, banks, bank nominees and other institutional holders. The Concerned Stockholders have requested banks, brokerage houses and other custodians, nominees and fiduciaries to forward all solicitation materials to the beneficial owners of the shares of Common Stock they hold of record. The Concerned Stockholders will reimburse these record holders for their reasonable out-of-pocket expenses in so doing.

The Concerned Stockholders have retained Morrow & Co., a proxy solicitation firm, to assist in the solicitation of the Request Cards and the solicitation in connection with the Special Meeting at a fee not to exceed $75,000 plus reimbursement of reasonable out-of-pocket expenses. Morrow & Co. will be indemnified by the Concerned Stockholders against certain liabilities and expenses, including certain liabilities under the federal securities laws.

Morrow & Co. will solicit written requests in the form of WHITE Request Cards from individuals, brokers, banks, bank nominees and other institutional holders. It is anticipated that Morrow & Co. will employ approximately 50 persons to solicit the Company's stockholders as part of this solicitation. Morrow & Co. does not believe that any of its directors, officers, employees, affiliates or controlling persons, if any, is a "participant" in this Solicitation.

The Concerned Stockholders estimate that its total expenditures relating to the solicitation of requests to call a Special Meeting and the solicitation of proxies for approval of the Proposals at the Special Meeting will be approximately $250,000 (including, without limitation, costs, if any, related to advertising, printing, fees of attorneys, financial advisors, solicitors and accountants, public relations, transportation, and litigation). Total cash expenditures to date relating to these solicitations have been approximately $50,000.

If the Concerned Stockholders are successful in its Solicitation of requests to call a Special Meeting and in its solicitation of proxies approving the Proposals at a Special Meeting, it intends to seek reimbursement from the Company for the actual expenses incurred in connection with this Solicitation and the solicitation of proxies approving the Proposals in connection with the Special Meeting.

Following the Special Meeting, the Concerned Stockholders will request that the Board approve a reimbursement of such expenses. The Board, which would consist of five of the incumbent directors and five of the Group Nominees, if elected, would be required to evaluate the requested reimbursement consistent with their fiduciary duties to the Company and its stockholders. Costs related to the solicitation of consents include expenditures for attorneys, advisors, printing, advertising, postage and related expenses and fees. The Concerned Stockholders do not currently intend to submit such matter to a vote of the Company’s stockholders.

15

INFORMATION CONCERNING THE COMPANY

The Concerned Stockholders have omitted from this Solicitation Statement certain disclosure required by applicable law to be included in the Company's Revocation Statement to be filed in connection herewith. Such disclosure includes, among other things, information regarding securities of the Company beneficially owned by the Company's directors, nominees and management; certain stockholders' beneficial ownership of more than 5% of the Company's voting securities; information concerning executive compensation; and information concerning the procedures for submitting stockholder proposals and director nominations intended for consideration at the 2015 annual meeting of stockholders and for consideration for inclusion in the proxy materials for that meeting. If the Company does not distribute its Revocation Statement to stockholders prior to the consummation of the Solicitation, the Concerned Stockholders will distribute to the stockholders a supplement to this Solicitation Statement containing such disclosures prior to its final delivery of written requests to the Company. In addition, if the Company does distribute a Revocation Statement to its stockholders, we will not make a final delivery of written requests until a period of at least three business days has expired subsequent to its distribution. The Concerned Stockholders take no responsibility for the accuracy or completeness of information contained in the Company's Revocation Statement. Except as otherwise noted herein, the information in this Solicitation Statement concerning the Company has been taken from or is based upon documents and records on file with the SEC and other publicly available information. We do not take responsibility, except to the extent imposed by law, for the accuracy or completeness of statements in public documents and records that were not prepared by or on behalf of the Concerned Stockholders, or for any failure of the Company to disclose in its public documents and records any events that may affect the significance or accuracy of the information contained herein.

PLEASE JOIN US IN REQUESTING THAT THE COMPANY CALL A SPECIAL MEETING OF STOCKHOLDERS.

PLEASE COMPLETE, SIGN AND DATE THE ENCLOSED WHITE REQUEST CARD AS SOON AS POSSIBLE.

16

CONCLUSION

We urge you to carefully consider the information contained in this Solicitation Statement and then support our efforts by signing, dating and returning the enclosed WHITE Request Card today.

Thank you for your support,

Daniel R. Lee

Ellis Landau

Ray Hemmig

W.H. Baird Garrett

Bradley M. Tirpak

Craig W. Thomas

[                          ], 2014

PLEASE JOIN US IN REQUESTING THAT THE COMPANY CALL A SPECIAL MEETING OF STOCKHOLDERS.

PLEASE COMPLETE, SIGN AND DATE THE ENCLOSED WHITE REQUEST CARD AS SOON AS POSSIBLE.

17

ANNEX I

TRANSACTIONS BY THE PARTICIPANTS IN THE SECURITIES OF FULL HOUSE RESORTS, INC. DURING THE PAST TWO YEARS

The following tables set forth all transactions effected during the past two years by the Participants with respect to securities of the Company.

Craig W. Thomas

Common Stock

Trade Date	Amount Acquired (Sold)
5/14/2014	50,000
5/28/2014	1,800
5/29/2014	50,000
5/30/2014	10,798
6/18/2014	25,000
6/25/2014	25,000
6/26/2014	25,000
6/27/2014	47,012
8/7/2014	229,471

Bradley M. Tirpak

Common Stock

Trade Date	Amount Acquired (Sold)	Trade Date	Amount Acquired (Sold)
3/25/2013	15,000	6/16/2014	100
3/27/2013	10,000	6/17/2014	4,199
5/10/2013	(20,695)	6/18/2014	2,500
6/14/2013	(4,305)	6/19/2014	5,000
11/7/2013	10,000	6/23/2014	200
12/4/2013	5,000	6/24/2014	500
1/27/2014	5,000	6/25/2014	5,100
3/25/2014	(6,200)	6/26/2014	5,000
5/14/2014	45,000	6/27/2014	33,405
5/19/2014	1,500	6/30/2014	30,000
5/20/2014	399	7/22/2014	17,184
5/21/2014	3,101	7/23/2014	2,016
5/29/2014	9,500	7/30/2014	13,453
6/3/2014	701	8/1/2014	7,500
6/5/2014	3,000	8/4/2014	4,000
6/6/2014	2,500	8/5/2014	3,095
6/12/2014	106	8/7/2014	245,529
6/13/2014	694

Daniel R. Lee

Common Stock

Trade Date	Amount Acquired (Sold)	Trade Date	Amount Acquired (Sold)
8/27/2014	15,900	9/15/2014	6,000
8/28/2014	12006	9/16/2014	37,700
8/29/2014	800	9/17/2014	2192
9/2/2014	6,400	9/18/2014	4300
9/3/2014	6,000	9/19/2014	2500
9/4/2014	725	9/22/2014	28,525
9/5/2014	5,100	9/30/2014	3,000
9/8/2014	3,630	10/1/2014	11,473
9/9/2014	1000	10/2/2014	16,000
9/10/2014	3,118	10/3/2014	10,000
9/11/2014	8,000	10/6/2014	20,000
9/12/2014	4,000	10/7/2014	25,000

[BACK PAGE OF SOLICITATION STATEMENT]

If you have any questions about completing, executing and dating the WHITE Request Card or otherwise require assistance, please contact:

MORROW & CO., LLC

470 West Avenue

Stamford, CT 06902

(203)-658-9400

or

Call toll free at 1-(800)-662-5200

savefullhouse@morrowco.com

WHITE REQUEST CARD

PRELIMINARY COPY SUBJECT TO COMPLETION

DATED OCTOBER 20, 2014

WRITTEN REQUEST OF STOCKHOLDERS OF FULL HOUSE RESORTS, INC. (THE "COMPANY") TO CALL A SPECIAL MEETING OF STOCKHOLDERS:

THIS SOLICITATION IS BEING MADE BY DANIEL R. LEE, BRADLEY M. TIRPAK AND CRAIG W. THOMAS (collectively, THE "Concerned Stockholders") TOGETHER WITH ELLIS LANDAU, Ray Hemmig AND W.H. Baird GarretT.

THIS SOLICITATION IS NOT ON BEHALF OF THE BOARD OF DIRECTORS OF THE COMPANY (THE "BOARD")

The undersigned appoints Daniel R. Lee, Bradley M. Tirpak and Craig W. Thomas, or any of them, attorneys and agents with full power of substitution of the undersigned (said attorneys and agents, together with each substitute appointed, if any, the "Designated Agents") in respect of all shares of common stock, par value $0.0001 per share (the “Common Stock”), of the Company owned by the undersigned to do any or all of the following, to which the undersigned consents:

1.	To demand of the call of a special meeting of stockholders of the Company (the "Special Meeting") pursuant to Section 211(d) of the Delaware General Corporation Law and Article I, Section 2 of the Amended and Restated By-Laws of the Company (the "Bylaws") within ten (10) days after receipt of written requests from stockholders owning at least forty percent (40%) of the total number of outstanding shares of Common Stock (the "Requisite Owners"), for the following purposes: (i) to amend Section 12 of Article II of the Bylaws to allow vacancies and newly created directorships resulting from any increase in the authorized number of directors to be filled by the stockholders as well as by the Board; (ii) to amend Section 2 of Article II of the Bylaws to allow the size of the Board to be fixed by stockholders as well as by resolution of the Board; (iii) to fix the size of the Board at ten (10) members; (iv) to elect Daniel R. Lee, Ellis Landau, Ray Hemmig, W. H. Baird Garrett and Bradley M. Tirpak (the "Group Nominees") to serve as directors on the Board until the 2015 annual meeting of stockholders or until their successors are duly elected and qualified; (v) to adopt a resolution that would repeal any provision or amendment of the Bylaws in effect at the time of the Special Meeting that was not included in the Bylaws publicly filed with the Securities and Exchange Commission on June 4, 2008 and is inconsistent with or disadvantageous to the expansion of the Board, election of the Group Nominees or the presentation of the proposals set forth herein; and (vi) to transact any other business that may properly come before the Special Meeting or any adjournment thereof; and to demand that (x) the record date for the Special Meeting be set on a date that is no later than thirty (30) days from the receipt of written requests from the Requisite Owners, and (y) the meeting date for the Special Meeting be set on a date that is not earlier than thirty (30) days after the record date for the Special Meeting nor later than sixty (60) days after the record date for the Special Meeting.

☐	☐	☐
FOR	AGAINST	ABSTAIN

The undersigned hereby authorizes the Designated Agents to exercise any and all rights of the undersigned incidental to calling the Special Meeting and causing the purposes of the authority expressly granted herein to the Designated Agents to be carried into effect; provided, however, that nothing contained in this instrument shall be construed to grant the Designated Agents the right, power or authority to vote any shares of Common Stock owned by the undersigned at the Special Meeting or at any other stockholders meeting.

The undersigned hereby authorizes and designates the Designated Agents to collect and deliver this Request Card to the Company, and to deliver any other information in connection therewith. The undersigned hereby revokes any revocation heretofore given to the Company, the Concerned Stockholders or any designee of either with respect to the shares of Common Stock held by the undersigned, and hereby ratifies and confirms all action the herein named attorneys and agents, their substitutes, or any of them may lawfully take by virtue hereof.  If properly executed, this request will be submitted to the Company as directed herein.

IN ORDER FOR YOUR REQUEST TO BE VALID, IT MUST BE DATED.

Date:	2014

Signature

Signature (if held jointly)

Title(s):

Please sign exactly as name appears on stock certificates or on label affixed hereto. When shares of Common Stock are held by joint tenants, both should sign. In case of joint owners, EACH joint owner should sign. When signing as attorney, executor, administrator, trustee, guardian, corporate officer, etc., give full title as such.

 PLEASE SIGN, DATE AND MAIL YOUR REQUEST PROMPTLY IN THE POSTAGE-PAID ENVELOPE ENCLOSED.